EXHIBIT 21.1

Invesco Mortgage Capital, Inc.
Subsidiaries

Name	Jurisdiction
IAS Operating Partnership LP	Delaware
IAS Asset I LLC	Delaware
IMRF Holdings LLC	Delaware
IMRF TRSCO Inc.	Delaware
IAS Services LLC	Michigan
IVR Irish Mezzanine LLC	Delaware
IVR Limited Partner LLC	Delaware
IVR Residential Mortgage Acquisition LLC	Delaware